EXHIBIT 12.1
AMERICAN EXPRESS CREDIT CORPORATION
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended	Years Ended December 31,
(Dollars in Millions)	March 31, 2018	2017	2016	2015	2014	2013
Earnings:
Net income (loss)	$129	$(603)	$197	$214	$353	$446
Income tax (benefit) provision	(21)	878	15	38	(35)	(96)
Interest expense including interest expense to affiliates	160	553	341	360	502	597
Total earnings	$268	$828	$553	$612	$820	$947
Fixed charges ― Interest expense including interest expense to Affiliates	$160	$553	$341	$360	$502	$597
Ratio of earnings to fixed charges	1.68	1.50	1.62	1.70	1.63	1.59

Interest expense does not include interest on liabilities recorded under GAAP governing accounting for uncertainty in income taxes as Credco’s policy is to classify such interest in income tax provision in the Consolidated Statements of Income and Retained Earnings.